Exhibit 16.1

June 6, 2024

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Ladies and Gentlemen:

We have read the comments made regarding us in Item 4.01(a) of the Form 8-K of Ramaco Resources, Inc. dated June 5, 2024, as contained in the first paragraph of Item 4.01(a), the first sentence of the second paragraph of Item 4.01(a), and the third and fourth paragraphs of Item 4.01(a), and are in agreement with such statements. We are not in a position to agree or disagree with the statements made in Item 4.01(b).

Cherry Bekaert LLP

Louisville, Kentucky

cc:	Richard M. Whiting Audit Committee Chairman Ramaco Resources, Inc.

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